Elevation Series Trust N-14

Exhibit 99.(13)(b)

VULCAN FUND ADDENDUM DATED [          ]
TO THE MASTER TRANSFER AGENCY AND SERVICES AGREEMENT (“AGREEMENT”)
BETWEEN ELEVATION SERIES TRUST AND PARALEL TEchnologies LLC

1.	Relationship to Agreement: Except as specifically set forth herein, defined terms used in this Fund Addendum shall have the meaning set forth in the Agreement. Upon executing this Fund Addendum, the Complex Advisor (as defined below) and the Fund(s) in the Fund Complex described herein shall be included in the terms and conditions of the Agreement as if the same had been an original party thereto, as applicable to the Fund(s) in the Fund Complex. In the event of a conflict between the terms set forth in this Fund Addendum and any terms set forth in the Agreement, the terms set forth in this Fund Addendum shall govern, but solely with respect to the Funds in the Fund Complex described herein.

2.	Fund Complex: The “Fund Complex” includes each of the Fund(s) listed below. This Fund Addendum may be amended to add the Trust to the Fund Complex that are established as a series of the Trust subsequent to the date hereof for which Vulcan Value Partners, LLC (the “Complex Advisor”) serves as adviser.

●	Vulcan Value Partners Fund

●	Vulcan Value Partners Small Cap Fund

3.	Start Date and Term: The term of this Fund Addendum shall begin as of the date set forth above (“Addendum Start Date”) and continue in effect with respect to the Fund Complex for a period of 3 years from the Addendum Start Date (the “Initial Term”). Following expiration of the Initial Term, this Fund Addendum shall continue in effect for successive periods of one year (each, a “Renewal Term” and collectively, with the Initial Term, a “Term”) unless otherwise terminated or a notice of non-renewal is given as set forth in the Agreement. This Fund Addendum may only be terminated at the end of a Term or as otherwise set forth in the Agreement. Any payment obligation of the Complex Advisor and/or Fund(s) under the Agreement and/or this Fund Addendum shall survive the termination of the Agreement and/or this Fund Addendum until such obligation is fulfilled.

4.	Fees and Expenses: The following fees are due and payable monthly to Paralel pursuant to Section 2 of the Agreement, payable out of the assets of each Fund, except that, for situations where the Complex Advisor is subject to a unitary fee arrangement with a Fund, the Complex Advisor will be primarily responsible for and agrees to make such payment of fees, charges and obligations due to Paralel pursuant to the Agreement and this Fund Addendum. However, in all situations, the Trust, on behalf of its Funds, acknowledges that the applicable Fund remains responsible for any fees, charges and obligations or other liabilities that the Complex Advisor fails to pay.

Fees: Each Fund in the Fund Complex will be charged the following fees. Fees are billable on a monthly basis at the rate of 1/12 of the annual fee, plus any additional fees applicable for that month. The full charge applies for a Subaccount in the month that an account opens or is active.

Subaccount Definition; A Subaccount is the collection of records that describe a single specific shareholder’s position in a single CUSIP (fund or class of fund). Therefore, a shareholder which has invested in two distinct funds, with investments in one class of one fund, and in three classes of the other fund, would represent four (4) Subaccounts.

Annual Base Fee: [redacted]

Annual Active Subaccount Fee: [redacted]

Annual Inactive/Closed Subaccount Fee: [redacted]

Custodial Subaccount Fee: [redacted]

Consolidated DTCC/NSCC Process and Banking Administration:

The Trust may elect to participate in Paralel’s consolidated DTCC/NSCC membership (“Paralel’s Consolidated DTCC/NSCC Membership”) in lieu of the Trust holding a stand-alone DTCC/NSCC membership. For participation in Paralel’s Consolidated DTCC/NSCC Membership, the Trust will pay Paralel an amount equal to 50% of the applicable DTCC/NSCC Membership fees which would have otherwise applied to the Trust (including the base DTCC/NSCC Membership fees, and any additional membership fees which may include, but is not limited to, Payment Axis, Fund/SERV, Mutual Fund Profile and Networking/OmniSERV services, as applicable). The Trust will be responsible for all applicable per record or transaction fees of DTCC/NSCC. If the Trust elects to hold a stand-alone DTCC/NSCC Membership, it will reimburse Paralel 100% of the DTCC/NSCC Membership fees and all applicable per record or transaction fees assessed by DTCC/NSCC.

Purchase settlements received through DTCC, paid into transfer agency demand deposit accounts at the Depository Institution, shall be moved to Trust Custody accounts the next business day after settlement from the DTCC. In consideration of Paralel’s’ administration of the Operating Account(s) held at the Depository Institution and facilitation of settlement with DTCC, with respect to any earnings of credits/interest attributable to amounts held in the Operating Accounts (the “Credits”), Paralel will retain fifty percent (50%) of any gross Credits and shall apply the 50% of the Credit against DTCC/NSCC Membership fees or expenses (noted above), and any remaining Credits amount to out-of-pocket fees or fees for other services rendered under the Agreement.

If applicable, if the Trust participates in the DTCC Mutual Fund Profile II (“MFPSII”) service, a fee of $100/month for the Trust to maintain the Trust’s information in that system will be assessed and paid by the Trust to Paralel.

Out-of-Pocket Fees:

In addition, the Trust and the Funds agree to pay Paralel all out-of-pocket expenses incurred in connection to this Agreement, including, but not limited to, expenses for postage, express delivery services, freight charges, envelopes, banking, checks, TA SOC 1 (pro-rata), drafts, forms (continuous or otherwise), specially requested reports and statements, telephone calls, fax, stationery supplies, reasonable counsel fees, outside printing and mailing firms (including Broadridge, LLC), off-site record storage, media for storage of records (e.g., microfilm, microfiche, optical platters, computer tapes), computer equipment installed at the Trust’s request at the Trust’s or a third party’s premises, telecommunications equipment, telephone/telecommunication lines between the Trust and its agents, on one hand, and Paralel on the other, proxy soliciting, processing and/or tabulating costs, second-site backup computer facility, transmission of statement data for remote printing or processing, Depository Trust and Clearing Corporation (“DTCC”), National Securities Clearing Corporation (“NSCC”) transaction fees, if applicable, blue sky registration and related fees (including fees of any third party vendor), and any additional third-party expenses reasonably incurred by Paralel in the performance of its duties and obligations under this Agreement.

Any expenses will be paid to Paralel by the Trust at least 3 days prior to incursion if requested by Paralel.

5.	Additional Notice Addresses:

To Complex Adviser:

Vulcan Value Partners, LLC

[Address]

Email: [Email]

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Fund Addendum as of the day and year first above written.

ELEVATION SERIES TRUST
A Delaware statutory trust

By:
Name:
Title:

PARALEL TECHNOLOGIES LLC
A Delaware limited liability company

By:
Name:	Jeremy May
Title:	Chief Executive Officer

VULCAN VALUE PARTNERS, LLC
A [ ]

By:
Name:
Title: